                                                  Filed Pursuant to Rule 424B(5)
                                                      Registration No. 333-67067

PROSPECTUS SUPPLEMENT
(To prospectus dated November 17, 1998)

                                8,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 --------------

       We are an energy and energy solutions provider with our principal operations in the United States, New Zealand, Australia, the United Kingdom and Canada. We are offering and selling 8,000,000 shares of common stock with this prospectus supplement. Our shares are listed on the New York, Pacific and Toronto Stock Exchanges under the symbol "UCU." On December 10, 1998, the last reported sale price of our common stock on The New York Stock Exchange was $36 1/16 per share. The U.S. underwriters are offering 7,200,000 shares in the United States and Canada and the international managers are offering 800,000 shares outside the United States and Canada.

                                                                  Per Share       Total
                                                                  ----------  --------------
Public Offering Price...........................................  $  36.0625  $  288,500,000
Underwriting Discount...........................................       $.955      $7,640,000
Proceeds, before expenses, to UtiliCorp United Inc..............  $  35.1075  $  280,860,000

                              -------------------

       The U.S. underwriters may also purchase up to an additional 1,080,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments. The international managers may similarly purchase up to an additional 120,000 shares from us.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

       We expect that the shares of common stock will be ready for delivery in New York, New York on or about December 16, 1998.

                              -------------------

MERRILL LYNCH & CO.

        GOLDMAN, SACHS & CO.

                 MORGAN STANLEY DEAN WITTER

                          PAINEWEBBER INCORPORATED

                              -------------------

             This prospectus supplement is dated December 10, 1998.

                                     [LOGO]

EDGAR presentation of graphics used in printed materials:

    A map detailing the states in which UtiliCorp has the following operations is presented in the printed materials: (1) natural gas distribution, (2) electricity distribution, (3) combined natural gas and electricity, (4) natural gas and electricity marketing, (5) independent power projects, (6) natural gas processing plants, (7) natural gas pipelines--owned, and (8) natural gas pipelines--equity interest.

    A map detailing the countries in which UtiliCorp has the following operations is presented in the printed materials: (1) United Kingdom--Natural Gas Marketing, (2) Canada--Electric Operations Natural Gas and Electricity Marketing, (3) Australia--Electric Operations and (4) New Zealand--Electric Operations.

                                  [LOGO]

EDGAR presentation of graphics used in printed materials:

    Under the UtiliCorp logo appears an organizational chart showing UtiliCorp's business groups and segments, each group's and segment's contribution to UtiliCorp's EBIT and the principal business conducted by each group or segment or the countries in which it conducts business.

Note: EBIT percentages above are for the twelve months ended September 30, 1998, and have been normalized and rounded for presentation purposes

ENERGY DELIVERY

    - Distributes electricity and natural gas in the United States through networks of wires and pipes

    - Serves 372,000 electric distribution customers in four states: Missouri, Kansas, Colorado and West Virginia

    - Serves 824,000 natural gas distribution customers in eight states:
      Missouri, Kansas, Colorado, West Virginia, Nebraska, Iowa, Michigan and Minnesota

ENERGY GROUP

    GENERATION

    - Generates electricity primarily with coal and natural gas fired generating plants and owns interests in independent power projects

    - Total regulated generating capacity of 1,679 megawatts

    - Total unregulated generating capacity of 321 megawatts

    AQUILA ENERGY

    - Markets wholesale natural gas and electricity throughout the United States and Canada to industrial and large commercial customers

    - Trades natural gas and electricity as well as related financial products throughout the United States and Canada

    - The third largest natural gas marketer in North America and the fourth largest electricity marketer in the United States

    - Gathers, processes and transports natural gas and natural gas liquids in Texas and Oklahoma through an 82% owned subsidiary, Aquila Gas Pipeline Corporation

INTERNATIONAL

    - Distributes electricity to 227,000 customers in New Zealand through a 79% ownership of Power New Zealand Limited

    - Distributes electricity to 547,000 customers in Australia through a 34% ownership of United Energy Limited

    - Operates a natural gas marketing and transportation business in the United Kingdom through a wholly-owned subsidiary, United Gas Limited, which supplies aggregators that in turn serve nearly 1,000,000 customers

    - Distributes electricity directly and indirectly to 130,000 customers in British Columbia, Canada, through a wholly-owned subsidiary, West Kootenay Power

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                         UTILICORP UNITED

TOTAL SALES (DOLLARS IN MILLIONS)
LTM 1998                                                              $12,329
1997                                                                   $8,926
1996                                                                   $4,332
1995                                                                   $2,793
RETURN ON AVERAGE COMMON EQUITY
LTM 1998                                                                10.6%
1997                                                                    10.3%
1996                                                                    10.3%
1995                                                                     8.4%
NORMALIZED EBIT (DOLLARS IN MILLIONS)
LTM 1998                                                               $340.5
1997                                                                   $339.1
1996                                                                   $316.3
1995                                                                   $264.4
NORMALIZED EARNINGS PER SHARE (1)
LTM 1998                                                                $2.33
1997                                                                    $2.25
1996                                                                    $2.08
1995                                                                    $2.00
GAS MARKETING AND TRADING (BCF/DAY)
YTD 1998                                                                  8.2
1997                                                                      6.7
1996                                                                      3.6
1995                                                                      1.9
POWER MARKETING AND TRADING (MILLION MWH/ YEAR)
LTM 1998                                                                113.2
1997                                                                     65.3
1996                                                                      6.5
1995                                                                      0.1

Note: LTM indicates latest twelve months ended September 30, 1998; YTD indicates year to date.
(1) Represents Diluted Earnings Per Share

                                OFFERING SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS CAREFULLY BEFORE MAKING AN INVESTMENT DECISION.

Issuer.......................................  UtiliCorp United Inc.
                                               20 West Ninth Street
                                               Kansas City, Missouri 64105
                                               Telephone: 816-421-6600
Securities Offered (1):
  U.S. Offering..............................  7,200,000 shares
  International Offering.....................  800,000 shares
    Total....................................  8,000,000 shares

Approximate Number of Shares of Common Stock
  Outstanding After the Offering (1).........  60,135,000 shares

Common Stock Price Range: January 1, 1998
  through December 10, 1998..................  $33 3/4 -- $39 15/16

Listing......................................  New York, Pacific and Toronto Stock Exchanges

Symbol.......................................  UCU

Indicated Annual Dividend Rate...............  $1.80 per share, paid quarterly

Book Value Per Share at September 30, 1998...  $21.00

Use of Proceeds..............................  Reduction of short-term debt and other short-term obligations incurred for
                                               acquisitions, construction and repayment of
                                               long-term debt, and general corporate
                                               purposes

------------------------

(1) If the U.S. underwriters and international managers exercise their over-allotment options in full, the total number of shares offered would increase by 1,200,000 to 9,200,000 shares and the total number of shares outstanding after the offering would increase to approximately 61,335,000 shares. If the over-allotment options are exercised in full, the total public offering price will be $331,775,000, the underwriting discount will be $8,786,000 and proceeds, before expenses, to us will be $322,989,000. (See Underwriting.)

                           FORWARD-LOOKING STATEMENTS

    This prospectus supplement includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions, including:

    - Weather conditions

    - Financial market conditions, including changes in exchange rates, interest rates and commodity prices

    - Prices of natural gas, natural gas liquids and electricity

    - Future economic conditions in our regional, national and international markets

    - Our ability to carry out our marketing and sales plans

    - Our ability to enter new markets successfully and to capitalize on growth opportunities in non-regulated businesses

    - Changing competition, including the deregulation of the U.S. electric utility industry and the entry of new competitors

    - Adverse changes in applicable laws, regulations or rules governing environmental, tax or accounting matters

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus supplement might not occur. Reference should also be made to our most recently filed quarterly report on Form 10-Q, current reports on Form 8-K, and annual report on Form 10-K.

                              -------------------

    In reporting certain earnings or income figures we used the term "normalized". This term indicates that the figures shown represent the ongoing activities of our businesses. These figures exclude significant non-recurring gains or losses associated with an occurrence that is exclusive to the reporting period. This term is not meant to replace other measures under generally accepted accounting principles.

                                  THE COMPANY

    We are an energy and energy solutions provider headquartered in Kansas City, Missouri. We began as Missouri Public Service Company in 1917 and reincorporated as UtiliCorp United Inc. in 1985. Today, we have regulated utility operations in eight states and have energy operations in New Zealand, Australia, the United Kingdom and Canada. We are organized into the following business groups:

ENERGY DELIVERY--includes our domestic electric and natural gas utility distribution and transmission businesses

ENERGY GROUP--includes two business segments which are organized in a single group to address wholesale and competitive markets. These two segments are:

    - GENERATION--includes our domestic electricity generation and our investments in independent power projects (IPPs)

    - AQUILA ENERGY (AQUILA)--includes our natural gas and electricity marketing and trading businesses and Aquila Gas Pipeline Corporation (AQP), a publicly-traded natural gas gathering, processing and transportation business

INTERNATIONAL--includes our investments in:

    - POWER NEW ZEALAND LIMITED--an electric distribution company in New Zealand (we own 79%)

    - UNITED ENERGY LIMITED--an electric distribution company in Australia (we own 34%)

    - UNITED GAS LIMITED--a natural gas marketing and transportation business in the United Kingdom (we own 100%)

    - WEST KOOTENAY POWER--an electric utility in British Columbia, Canada (we own 100%)

OUR STRATEGY

    Our strategy is to operate world-class energy delivery networks and to be a leading energy merchant in the markets in which we compete. We believe that this strategic focus positions us to compete effectively in a deregulated energy marketplace.

    The key elements of our strategy include:

    ALIGNMENT OF BUSINESSES TO ADDRESS A CHANGING COMPETITIVE ENVIRONMENT. We believe that our distinct, yet inter-related, business groups enable us to better manage our operations in the changing marketplace in which we operate. Our corporate structure allows us to manage each of these businesses individually, improving our ability to maximize their profitability while providing low cost, high quality energy and energy related products and services to our customers.

    PURSUIT OF STRATEGIC MERGERS, ACQUISITIONS, ALLIANCES, JOINT VENTURES AND PARTNERSHIPS. Growth through mergers and acquisitions has been a major part of our strategy for more than a decade. We believe that our approximately $2.5 billion of investments in mergers and acquisitions has played an integral role in establishing us as a leading diversified energy provider. Most recently we have completed or announced several transactions to enhance our operations in New Zealand. (See Recent Developments.) In July 1998, we entered into a 15-year contract through which Aquila will provide the natural gas to fuel a 267 megawatt (MW), combined-cycle generation unit being built in the Southeast. We will obtain the unit's electricity output and will earn a return based on the spread between the cost of the gas and market price of the electricity. The project is expected to begin commercial operation in the year 2000.

    IMPROVE OPERATIONAL EXCELLENCE. We constantly seek to improve our operational performance. Over the last several years we have consolidated operations of our domestic electric and natural gas distribution businesses. As an example, our Energy Delivery group is implementing a single billing and accounting system for all of our domestic regulated utilities. We have reduced the number of field offices from 129 to 57 resulting in the elimination of 380 positions. We have developed an energy marketing, trading and risk management system at Aquila that will support substantially greater marketing and trading volumes without the need for material additional investment.

    FOCUSED INTERNATIONAL OPERATIONS. Our International group is focused on seeking early entry into markets that provide a combination of stable and attractive political environments and markets open or opening to competition in electric or natural gas sales. As an example, we were the first non-Australian company to invest in and manage an Australian electric distribution company. As owners and managers of our international operations, we seek to transfer our domestic knowledge and skills to improve the performance of those operations. At the same time, we benefit from the experience gained in new, competitive international marketplaces, which we are using to better position ourselves for domestic deregulation.

    RISK MANAGEMENT. In order to compete effectively and profitably in energy marketing and trading, we have an independent trading control officer who reports directly to the President and also reports independently to the Board of Directors. We closely monitor our operations and have written policies and established trading limits. We have developed proprietary risk management software which we have licensed to 22 of our trading counterparties. (See Risk Management and Trading Controls.)

OUR COMPETITIVE STRENGTHS

    We believe that we have developed substantial competitive strengths that will enable us to continue to successfully execute our strategy. These strengths include:

    - Low cost, non-nuclear domestic and international electric and natural gas utility businesses focused on superior customer service

    - Market-leading position in energy marketing and trading

    - Experienced management team whose compensation is directly tied to shareholder value

    - Proven risk management policies and procedures to limit exposure to commodity market positions

    - Successful operation of competitive non-regulated businesses

    - International operations in New Zealand, Australia, the United Kingdom and Canada from which we believe we have gained valuable experience in competitive markets

    - Proven track record of quickly and successfully integrating domestic and international mergers and acquisitions

BUSINESS SEGMENT REVIEW

ENERGY DELIVERY

    Our Energy Delivery group consists primarily of our domestic regulated electric and natural gas transmission and distribution operations in eight states. Through Energy Delivery, we strive to be a competitively priced, safe and reliable provider of electricity and natural gas. Energy Delivery serves 1.2 million regulated customers and is our largest business segment in terms of earnings before interest and taxes (EBIT) and number of employees. For the twelve months ended September 30, 1998, Energy Delivery represented 44.6% of our total normalized EBIT or $151.9 million.

    Energy Delivery's service territory is located in eight mid-western states. We believe that our geographic diversity limits our exposure to earnings volatility from a single adverse state regulatory ruling and lowers our asset exposure to catastrophic events. Energy Delivery has both winter-peaking and summer-peaking gas and electric utilities, which increases the stability of our earnings and cashflow.

    The composition of Energy Delivery sales for the twelve months ended September 30, 1998 is as follows:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

   TOTAL SALES
ELECTRIC               47.6%
GAS                    52.4%
ELECTRIC
COMMERCIAL             28.3%
RESIDENTIAL            36.2%
OTHER                  22.3%
INDUSTRIAL             13.2%
NATURAL GAS
COMMERCIAL             25.0%
RESIDENTIAL            62.2%
OTHER                   7.6%
INDUSTRIAL              5.2%

    STRATEGIC OBJECTIVES

    Energy Delivery's main objectives are to:

    - Maximize return on assets

    - Maintain strong customer satisfaction by providing excellent customer service

    - Establish standards for operations that when replicated will add value to acquired businesses and other opportunities

    ELECTRIC OPERATIONS

    We serve 372,000 electric customers in Missouri, Kansas, Colorado and West Virginia and have experienced annual customer growth averaging 7.5% (including acquisitions) per year since 1985. Over the same period, revenues from electric sales have grown at a compound annual rate of 9.8% and megawatt hour (MWH) volumes have grown at a compound annual rate of 12.8%. Energy Delivery contracts for all of its electric power from our Generation segment, except in West Virginia where electricity is purchased from another utility in the area.

    GAS OPERATIONS

    We serve 824,000 natural gas customers in Missouri, Kansas, Colorado, West Virginia, Minnesota, Michigan, Nebraska and Iowa and have experienced compound annual customer growth averaging 6.6% (including acquisitions) since 1985. Over the same period, revenues from sales of natural gas have grown at a compound annual rate of 21.1% and volumes, measured in billion cubic feet (BCF), have grown at a compound annual rate of 25.7%.

ENERGY GROUP

    Our Energy Group consists of our generation segment and Aquila, our natural gas and electricity marketing and trading segment, which includes AQP. For the twelve months ended September 30, 1998, Energy Group represented 38.9% of our total normalized EBIT or $132.5 million.

    STRATEGIC OBJECTIVES

    Energy Group's main objectives are to:

    - Enhance our natural gas and electricity marketing and trading through control or ownership of selected generation and natural gas assets

    - Focus sales and marketing by region and by industry; repeat successful transactions with other customers

    - Continue to build natural gas and electricity marketed volumes to spread fixed costs and increase operating margins

    - Leverage our capabilities by expanding into new products (such as hedging weather, natural gas liquids, emissions, coal and generation capacity)

    - Extend merchant businesses to selected international markets

    GENERATION

    Generation represents our domestic regulated electricity generation business and our investments in non-regulated IPPs. This segment provides wholesale electricity to our Energy Delivery group and, on a non-regulated basis, to other utilities, municipalities and large customers. Generation has 1,679 MW of regulated, non-nuclear capacity located in Missouri, Kansas and Colorado. During 1997 these generating facilities produced approximately 6,127,000 MWH of electricity equaling approximately 55% of all electricity we sold domestically. The remaining 45% of electricity we sold was purchased from other sources. In the United States, we generated 88% of our electricity from coal fired facilities and 12% from oil or natural gas fired facilities. We believe our exposure to stranded (non-economic) investment is minimal primarily as a result of our low cost, non-nuclear portfolio of generation assets. For the year ended

December 31, 1997, our capacity and net generation by fuel source for our regulated generation were as follows:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

      CAPACITY
GAS & OIL                  47.1%
COAL                       52.9%
NET GENERATION
GAS & OIL                  12.3%
COAL                       87.7%

    Generation has arranged long-term coal supplies for our regulated coal burning plants at what we believe are favorable prices. As shown below, as of December 31, 1997, the cost of our coal generated power is below our region's average cost per MW.

                          1997 PRODUCTION COST PER MW
                     COAL FIRED PLANTS OVER 150 MW CAPACITY

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

   UTILICORP UNITED       $14.96
REGION (1)                  $17.73

------------------------

(1) Represents a weighted average of production costs of similar plants in the Southwest Power Pool, the Mid-Continent Area Power Pool and the Mid-American Interconnected Network.

    Our IPP business consists of investments in 17 projects located in seven states and Jamaica. Our IPP plants use proven generation technology to produce electricity from a variety of sources that is sold exclusively under long-term contracts. We own net generating capacity of 321 MWs. Of the 17 IPP investments, ten, representing 254 MWs of net generating capacity, continue to be carried on our balance sheet.

    For the twelve months ended September 30, 1998, Generation represented 23.8% of our total normalized EBIT or $81.0 million, 57% of which was contributed by regulated power and 43% of which was contributed by our IPPs.

    AQUILA ENERGY

    Aquila is our natural gas and electricity marketing and trading company. Aquila was established as a separate subsidiary in 1986 to take advantage of the natural gas marketing and transportation opportunities created by the deregulation of the natural gas industry. In 1995, Aquila obtained a power marketing license to market and broker electricity to take advantage of wholesale opportunities created by the deregulation of the electricity industry.

    Aquila has a natural gas marketing, supply and transportation network consisting of relationships with more than 2,100 producers, local distribution companies and end-users throughout the United States and Canada. Through more than 440 transportation agreements, Aquila has access to more than 15,000 natural gas receiving and delivery points on a network of 100 pipelines. From 1995 to 1998, Aquila's total wholesale marketing volumes increased from 1.9 BCF per day to 8.2 BCF per day, ranking it as the third largest natural gas marketer in North America.

    Aquila has relationships with 360 counterparties in its electricity marketing and trading business and executes approximately 5,000 transactions per month. Aquila's annual electricity volumes increased from 6.5 million MWH for 1996 to 113.2 million MWH for the twelve months ended September 30, 1998, ranking it as the nation's fourth largest electricity marketer. Aquila's contribution to normalized EBIT increased from 1.2% in 1995 to 7.5%, or $25.7 million, for the twelve months ended September 30, 1998.

    As shown in the charts below, since 1995 Aquila has achieved significant compound annual growth in its natural gas and electricity businesses.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

     NATURAL GAS 63% CAGR (1)

BCF/DAY
1995                                       1.9       16TH
1996                                       3.6        9TH
1997                                       6.7        5TH
YTD 1998                                   8.2        3RD
ELECTRICITY 317% CAGR (1)(2)
MWH/YEAR (in millions)
1995                                       0.1
1996                                       6.5        5TH
1997                                      65.3        5TH
LTM 1998                                 113.2        4TH

------------------------

Note: CAGR represents compound annual growth rate.

(1) Numbers in bars represent industry peer group ranking by volume.

(2) Electricity operations began in December 1995. Accordingly, 1995 results are not included in CAGR.

    RISK MANAGEMENT AND TRADING CONTROLS. We have established an internal risk management and control structure to effectively monitor our risk exposure. While our risk management and control structure reduces our financial exposure, it does not eliminate our potential for loss, rather it acts as a performance measure to aid our management in monitoring our trading positions. Our control environment is built on the following fundamental principles:

    - Fully communicated, written risk management policy that is strictly enforced by our independent trading control officer

    - Daily trading positions and value-at-risk limits are monitored by our senior management

    - Use of dynamic risk models to measure risk

    - Mark-to-market accounting

    - Use of our proprietary RiskWorks-TM- risk management software, which is licensed to 22 of our trading counterparties

    AQUILA GAS PIPELINE CORPORATION

    AQP is a publicly-traded natural gas gathering, processing and transportation company based in Texas and Oklahoma. We own 82% of AQP's outstanding shares and announced on November 12, 1998, our proposal to purchase the remaining 18% of the outstanding shares. (See Recent Developments.) AQP provides services to natural gas producers by connecting producers' wells to a pipeline (gathering), transporting the gas to the processing plants and then processing the gas (extracting natural gas liquids (NGLs)) before delivery to market. AQP owns and operates a 3,400-mile intrastate gas transmission and gathering network and four processing plants. AQP also owns 35% of Oasis Pipeline Company, a 600-mile, regulated natural gas pipeline located in Texas. AQP trades on the New York Stock Exchange under the symbol "AQP".

    The production and sale of NGLs, such as propane, ethane and butane, have a significant impact on AQP's profitability. The recent weakness in NGL prices contributed to a 50.3% decrease in AQP's normalized EBIT for the twelve months ended September 30, 1998, compared to the twelve months ended September 30, 1997. For the twelve months ended September 30, 1998, AQP represented 7.6% of our total normalized EBIT or $25.8 million.

INTERNATIONAL

    We have distribution, marketing or generation businesses in New Zealand, Australia, the United Kingdom and Canada. Over the last five years, we have completed or announced approximately $1.2 billion of international investments and continue to seek early entry into markets that provide a combination of stable and attractive political environments. International contributed 16.5% of our total normalized EBIT, or $56.1 million, for the twelve months ended September 30, 1998. International normalized EBIT by country is as follows:

                                                                                  TWELVE MONTHS ENDED
                                                                                  SEPTEMBER 30, 1998
                                                                                  -------------------
                                                                                      (IN MILLIONS)
New Zealand.....................................................................     $        10.2
Australia.......................................................................              23.4
United Kingdom..................................................................               (.5)
Canada..........................................................................              23.0
                                                                                  -------------------
  Total.........................................................................     $        56.1
                                                                                  -------------------
                                                                                  -------------------

    Our management approach to our international businesses includes the use of expatriate employees to enhance work practices and operational efficiencies and to ensure standardization and integration of systems. We generally seek to finance investments in local currency to mitigate foreign currency exposures. We require all international businesses to take part in the same operating and strategic reviews as our domestic businesses.

    STRATEGIC OBJECTIVES

    International's main objectives are to:

    - Acquire network assets in select international markets, taking advantage of growing privatization trends

    - Leverage and transfer knowledge, procedures, policies and people between U.S. and International operations

    - Develop merchant business in the United Kingdom (and extend to continental Europe), Canada, and Australia

    NEW ZEALAND

    We own 79% of Power New Zealand Limited (PNZ). PNZ is an electric distribution company serving 227,000 customers primarily in and around the City of Auckland, New Zealand's largest city. PNZ's service territory comprises approximately 13% of New Zealand's electricity customers.

    As part of New Zealand's Electricity Industry Reform Act of 1998, companies will be required to separate ownership of their lines (distribution) and supply (generation and retail) businesses. Because of the predominance of its lines business prior to regulatory reform (90% of assets and 90% of earnings), PNZ will focus on the lines business under the new regulations. (See Recent Developments.)

    AUSTRALIA

    We manage and own 34% of United Energy Limited (UE). UE is an Australian electric distribution company serving 547,000 customers in the state of Victoria in and around the city of Melbourne. UE's service territory comprises approximately 25% of Victoria's population and 6% of Australia's total population. Approximately 90% of UE's customers are residential.

    The electricity market in Victoria is being deregulated in stages. Currently, customers with yearly usage above 160 MWHs, industrial and large commercial customers, can choose their retail electricity suppliers. After January 1, 2001, all UE customers will be able to choose their retail electricity suppliers. Approximately 85% of UE's gross margin comes from distribution line charges that would not be affected by customer choice.

    In May 1998, UE completed an initial public offering, selling 42% of its common stock. UE trades on the Australia Stock Exchange under the symbol "UEL". The offering resulted in a $.47 per share gain in our net income recorded in the second quarter of 1998 and reduced our ownership interest to 29%. Subsequently, we bought one of our partners' interests to increase our UE ownership to 34%. As of June 30, 1998, UE had approximately $1.1 billion in assets, $0.8 billion in liabilities and $0.3 million in equity.

    UNITED KINGDOM

    We own United Gas Limited. United Gas is a natural gas marketing and transportation company that provides transportation and balancing services to aggregators, that in turn serve nearly 1,000,000 customers. Aggregators are independent U.K. businesses licensed to serve the natural gas needs of retail customers. The United Kingdom retail natural gas market is completely deregulated with all customers (approximately 19 million) able to choose their natural gas supplier.

    Our current United Kingdom operations can provide services to additional aggregators and their customers without the need for substantial further investment. In addition, we will use our base in the United Kingdom to enter the European market as opportunities arise.

    CANADA

    We own West Kootenay Power (WKP). WKP is a hydroelectric utility with 205 MWs of generating capacity serving 130,000 customers (including 45,000 indirect customers) in British Columbia. About 89% of WKP's direct customers are residential. WKP's generated power costs are some of the lowest in its region. WKP is regulated under a progressive regulatory model that incorporates a performance-based ratemaking scheme that balances customer and shareholder needs.

                              RECENT DEVELOPMENTS

    In October, 1998, we completed the acquisition of an additional 41% of Power New Zealand Limited, bringing our ownership to approximately 79%. As part of the transaction, we sold our interest in WEL Energy Group (WEL), another New Zealand electric distribution company. The net cost of the PNZ share purchase/WEL share sale was approximately $206 million. We believe that a controlling interest in PNZ will allow us to better manage the business and its profitability.

    In November, 1998, we announced that PNZ had reached an agreement to purchase the Wellington, New Zealand-based lines business of TransAlta New Zealand Limited (TransAlta) and to sell its retail business to TransAlta. Also, we announced that PNZ had reached an agreement to purchase the lines business of TrustPower Limited (TrustPower) located in the central portion of the north island of New Zealand. After PNZ completes these two transactions, it will serve approximately 466,000 customers on the north island. The net cost of the

TransAlta and TrustPower transactions is approximately $510 million. We believe these investments will provide additional cash flow, will better position PNZ to succeed in the competitive electric markets of New Zealand and will provide us with a strong operational base from which to grow our New Zealand lines business.

    On November 12, 1998, we announced that we had submitted a proposal to purchase for $8.00 per share the approximately 5.4 million outstanding common shares of Aquila Gas Pipeline Corporation which we do not already own. This proposal is subject to negotiation and agreement with the independent committee of AQP's Board of Directors.

                                USE OF PROCEEDS

    The net proceeds of this offering will be used to reduce our outstanding short-term debt and other short-term obligations incurred for acquisitions, construction and long-term debt repayments, and for general corporate purposes.

    At September 30, 1998, we had outstanding short-term borrowings (excluding current maturities of long-term debt) of approximately $383.8 million with a weighted average interest cost of 5.89%.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

    Our common stock is listed on the New York, Pacific and Toronto Stock Exchanges and is traded under the symbol UCU. The high and low sales prices for the common stock as reported on the New York Stock Exchange composite transactions reporting system and dividends paid are shown in the following table for the periods indicated.

                                                                       QUARTERLY CASH        PRICE RANGE
                                                                          DIVIDENDS        HIGH        LOW
                                                                      -----------------  ---------  ---------
1996:
  First Quarter.....................................................      $     .44      $30 1/4    $28 1/4
  Second Quarter....................................................            .44      29 1/8     25 3/4
  Third Quarter.....................................................            .44      29 1/8     26 1/2
  Fourth Quarter....................................................            .44      28 1/4     26 3/8
                                                                              -----
                                                                          $    1.76
                                                                              -----
                                                                              -----
1997:
  First Quarter.....................................................      $     .44      $28 1/4    $25 1/2
  Second Quarter....................................................            .44      29 3/8     25 1/8
  Third Quarter.....................................................            .44      30 7/8     29
  Fourth Quarter....................................................            .44      39 1/16    29 7/8
                                                                              -----
                                                                          $    1.76
                                                                              -----
                                                                              -----
1998:
  First Quarter.....................................................      $     .45      $39 3/4    $34 1/2
  Second Quarter....................................................            .45      39 3/4     34 3/4
  Third Quarter.....................................................            .45      39 3/8     33 3/4
  Fourth Quarter (through December 10, 1998)........................            .45*     39 15/16   35 5/8
                                                                              -----
                                                                          $    1.80
                                                                              -----
                                                                              -----

------------------------

* Reflects dividend payable on December 12, 1998 to shareholders of record on November 20, 1998. Purchasers of shares in this offering will not be entitled to this dividend.

    On December 10, 1998, the last reported sales price for the common stock on the New York Stock Exchange was $36 1/16 per share. As of December 9, 1998, we had 41,007 common shareholders of record.

    Cash dividends on our common stock and the common stock of our predecessor have been paid each year since 1939.

    Our Board of Directors' current policy is to pay cash dividends on the common stock on a quarterly basis. Future cash dividends will depend on our earnings, cash flow, financial condition and other factors deemed relevant by our Board of Directors. (See Description of Common Stock in the accompanying prospectus for certain restrictions upon the payment of cash dividends.)

    We have a Dividend Reinvestment and Common Stock Purchase Plan (Drip Plan). Under the Drip Plan, you may automatically reinvest common stock cash dividends in shares of our common stock. The Drip Plan currently provides for reinvestment at 95% of applicable market prices. Investors and existing shareholders may make optional cash purchases of common stock at 100% of applicable market prices in amounts up to $10,000 per month.

                                 CAPITALIZATION

    The following table sets forth our unaudited capitalization as of September 30, 1998, and as adjusted at that date to reflect: (a) the sale of 8,000,000 shares of common stock offered pursuant to the offering (assuming the U.S. underwriters and international managers do not exercise their over-allotment options), (b) the incurrence of $206 million of additional short-term debt associated with the October PNZ acquisition, (c) the incurrence of $510 million long-term debt associated with PNZ's purchase of TransAlta's and TrustPower's lines businesses, and (d) the application of the net proceeds as described under "Use of Proceeds."

                                                                       AS OF SEPTEMBER 30, 1998*
                                                                  -----------------------------------
                                                                                   AS ADJUSTED
                                                                             ------------------------

                                                                                              %
                                                                   ACTUAL     AMOUNT    CAPITALIZATION
                                                                  ---------  ---------  -------------
                                                                     (IN MILLIONS)
First Mortgage Bonds............................................  $    18.3  $    18.3
Pollution Control Bonds.........................................       12.3       12.3
Senior Notes....................................................      960.9      960.9
Convertible Subordinated Debentures.............................        5.4        5.4
Secured Debentures..............................................       66.1       66.1
Other Obligations...............................................      168.0      678.0
                                                                  ---------  ---------
    Total Long-Term Debt........................................  $ 1,231.0  $ 1,741.0          54.1%
Company-Obligated Mandatorily Redeemable, Preferred Securities
  of a Partnership..............................................      100.0      100.0           3.1
                                                                  ---------  ---------
Common Shareholders' Equity:
Common Stock, par value $1 per share, authorized 200,000,000 shares, outstanding 52,134,549 shares; Class A Common Stock, par value $1 per share, authorized 20,000,000 shares, none
  outstanding...................................................       53.8       61.8
Premium on Capital Stock........................................      986.6    1,259.5
Retained Earnings...............................................      175.4      175.4
Treasury Stock, at cost.........................................      (63.3)     (63.3)
Translation Adjustment..........................................      (57.8)     (57.8)
                                                                  ---------  ---------
    Total Common Shareholders' Equity...........................    1,094.7    1,375.6          42.8
                                                                  ---------  ---------  -------------
    Total Capitalization........................................  $ 2,425.7  $ 3,216.6         100.0%
                                                                  ---------  ---------  -------------
                                                                  ---------  ---------  -------------
Short-Term Debt, Including Current Maturities...................  $   463.1  $   388.2
                                                                  ---------  ---------
                                                                  ---------  ---------

------------------------

* Unaudited

                         SELECTED FINANCIAL INFORMATION
                 (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

    You should read the following tables in conjunction with the financial statements and notes incorporated by reference into this prospectus supplement and the accompanying prospectus and in conjunction with the "Recent Developments" section.

                                                              YEARS ENDED DECEMBER 31,
                                                -----------------------------------------------------
                                                1997 (1)   1996 (2)   1995 (3)     1994     1993 (4)
                                                ---------  ---------  ---------  ---------  ---------
INCOME STATEMENT DATA:
  Sales.......................................  $ 8,926.3  $ 4,332.3  $ 2,792.6  $ 2,398.1  $ 2,746.1
  Normalized EBIT.............................      339.1      316.3      264.4      240.0      228.9
  Income from Operations......................      243.3      225.8      227.1      228.0      144.0
  Net Income..................................      122.1      105.8       79.8       94.4       86.4
  Earnings Available for Common Shares........      121.8      103.7       77.7       91.4       79.5
  Basic Earnings Per Common Share.............       2.27       2.20       1.72       2.08       1.95
  Diluted Earnings Per Common Share...........       2.26       2.19       1.71       2.06       1.92
  Normalized Diluted Earnings Per Common
    Share.....................................       2.25       2.08       2.00       2.14       1.95
  Cash Dividends Per Common Share.............       1.76       1.76       1.72       1.70       1.62

                                                                               TWELVE MONTHS ENDED
                                                                               SEPTEMBER 30, 1998*
                                                                            -------------------------
                                                                            PRO FORMA (5)  ACTUAL (6)
                                                                            -------------  ----------
Sales.....................................................................   $  12,526.3   $ 12,329.1
Normalized EBIT...........................................................         401.3        340.5
Income from Operations....................................................         291.0        230.2
Net Income................................................................         145.8        121.5
Earnings Available for Common Shares......................................         145.8        121.5
Basic Earnings Per Common Share...........................................          2.38         2.28
Diluted Earnings Per Common Share.........................................          2.36         2.26
Normalized Diluted Earnings Per Common Share..............................          2.43         2.33
Cash Dividends Per Common Share...........................................          1.79         1.79

                              AS OF SEPTEMBER 30, 1998*
                             ---------------------------                    AS OF DECEMBER 31
                              AS ADJUSTED                 -----------------------------------------------------
                                  (5)        ACTUAL (6)     1997       1996       1995       1994       1993
                             --------------  -----------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
  Total Assets.............    $  5,825.9     $ 5,109.9   $ 5,113.5  $ 4,739.8  $ 3,885.9  $ 3,111.1  $ 2,850.5
  Short-Term Debt
    (Including Current
    Maturities)............         388.2         463.1       263.4      277.7      303.7      321.2       71.8
  Long-Term Debt...........       1,741.0       1,231.0     1,358.6    1,470.7    1,355.4      976.9    1,009.7
  Preference and Preferred
    Stock (7)..............         100.0         100.0       100.0      125.0       25.4       25.4       83.9
  Common Shareholders'
    Equity.................       1,375.6       1,094.7     1,163.6    1,158.0      946.3      906.8      851.7
  Book Value Per Common
    Share..................    $    22.88     $   21.00   $   21.65  $   21.73  $   20.59  $   20.24  $   20.27

                                                   (FOOTNOTES ON FOLLOWING PAGE)
--------------------------

*   Unaudited

(1) In 1997 we recorded the following items that effect comparability:

    - A $26.5 million provision for impaired assets related to certain technology and royalty assets

    - A $5.0 million reserve for unfavorable gas supply contracts

    - An extraordinary loss of $7.2 million net of tax related to the early retirement of long-term debt

    - A $53.0 million gain related to a terminated merger

(2) In 1996, we recorded the following items that effect comparability:

    - We expensed $11.0 million of deferred merger costs

    - An $11.8 million after-tax gain related to a sales lease transaction

(3) In 1995 we recorded the following items that effect comparability:

    - A $34.6 million provision for impaired assets

    - A $29.8 million increase to income from operations related to a change in accounting method

(4) In 1993, we recorded the following items that effect comparability:

    - A $69.8 million restructuring change

    - A $47.8 non-taxable gain related to AQP's initial public offering

(5) The pro forma financial data reflects the sale of 8,000,000 shares of common stock offered pursuant to the offering (assuming the U.S. underwriters and the international managers do not exercise their over-allotment options). The pro forma data also reflects the acquisition of 41% of PNZ, the acquisition of TransAlta's and TrustPower's lines businesses and sale of PNZ's retail and generation business. These acquisitions and dispositions are reflected as if they were effective October 1, 1997. (See Recent Developments.)

(6) In 1998, we recorded the following items that effect comparability:

    - A $45.3 million gain related to UE's initial public offering

    - A $27.7 million provision for impaired assets related to retail gas marketing assets, an IPP project and a partnership

(7) Preference and preferred stock includes $100 million of Company-obligated mandatorily redeemable preferred securities issued in 1995 by a partnership.

                    CERTAIN UNITED STATES TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

    The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of the common stock by holders who are not U.S. persons (non-United States holders) and who acquire and own the common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (Code). For this purpose, a "non-United States holder" is any holder that is not a "U.S. person" (as defined below). For purposes of this discussion, the term "U.S. person" means (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision of the United States, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of any non-United States holder's particular facts and circumstances (such as being a U.S. expatriate) and does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Code and administrative and judicial interpretations, all as in effect on the date of this prospectus supplement, and all of which are subject to change, possibly with retroactive effect. PROSPECTIVE NON-U.S. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE, AND OTHER TAX CONSEQUENCES OF OWNING AND DISPOSING OF THE COMMON STOCK.

DIVIDENDS

    If we pay a dividend, the amount payable to a non-United States holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. Before January 1, 2000 we will be able to rely on a non-United States holder's address to determine if a tax treaty applies to dividends, but after that date a non-United States holder will be required to submit to the United States Internal Revenue Service (IRS) a Form W-8 or other permitted documentation certifying its entitlement to treaty relief from withholding. Non-United States holders should consult their tax advisors on submission of such documentation.

    Dividends received by a non-United States holder that are effectively connected with a U.S. trade or business conducted by such non-United States holder are exempt from withholding tax. However, such effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to U.S. persons.

    In addition to the graduated tax described above, dividends received by a corporate non-United States holder that are effectively connected with a U.S. trade or business of the corporate non-United States holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

GAIN ON DISPOSITION OF COMMON STOCK

    A non-United States holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of common stock unless: (i) such gain is effectively connected with a U.S. trade or business of the non-United States holder and, if a tax treaty so provides, that business is conducted through a permanent establishment in the United States,
(ii) the non-United States holder is an individual who holds common stock as a capital asset and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale or disposition occurs and certain other conditions are met, or (iii) we are or have been a "United States real property holding corporation" for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. Although we believe we are not and are unlikely to become a United States real property holding corporation, we may be one, or we may become one, because of our ownership of substantial real estate assets in the United States. If we were to be treated as a United States real property holding company, a non-United States holder who holds, directly or indirectly, more than 5% of our common stock will be subject to U.S. federal income taxation on any gain realized from the sale or exchange of such stock, unless an exemption is provided under an applicable treaty.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

    Backup withholding (which is generally imposed at a rate of 31% on certain payments to persons who fail to furnish certain information to the payer) will generally not apply to dividends paid to non-United States holders at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). Dividends paid to a non-United States holder at an address within the United States may be subject to backup withholding at a rate of 31% if the non-United States holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer.

    Under certain Treasury Regulations, the payment of the proceeds of the disposition of common stock to or through the U.S. office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a non-United States holder of common stock outside the United States to or through a foreign office of a broker will not be subject to backup withholding but will be subject to information reporting requirements if the broker is (a) a U.S. person, (b) a "controlled foreign corporation" for U.S. tax purposes or (c) a foreign person 50% or more of whose gross income for certain periods is from the conduct of a U.S. trade or business unless such broker has documentary evidence in its files of the holder's non-U.S. status and certain conditions are met or the holder otherwise establishes an exemption.

    Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

    Recently, the Treasury Department has promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, these final regulations do not significantly alter the substantive withholding and information reporting requirements but would alter the procedures for claiming benefits of an income tax treaty (as discussed above) and change the certification procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of common stock. Non-United States holders should consult their tax advisors regarding the effect, if any, of the final regulations on an investment in the common stock. The final regulations are generally effective for payments made after December 31, 1999.

ESTATE TAX

    Individual non-United States holders who own common stock at the time of their deaths or made certain lifetime transfers of interests in common stock will be required to include the value of such common stock in their gross estates for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

    THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF COMMON STOCK BY NON-UNITED STATES HOLDERS. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                                  UNDERWRITING

    Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and PaineWebber Incorporated are acting as representatives of each of the U.S. underwriters named below. Subject to the terms and conditions set forth in a U.S. purchase agreement among us and the U.S. underwriters, and concurrently with the sale of 800,000 shares of common stock to the international managers, we have agreed to sell to the U.S. underwriters, and each of the U.S. underwriters severally and not jointly has agreed to purchase from us, the number of shares of common stock set forth opposite its name below.

                                                                                           NUMBER OF
             U.S. UNDERWRITER                                                                SHARES
-----------------------------------------------------------------------------------------  ----------
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated..................................................................     950,000
Goldman, Sachs & Co......................................................................     950,000
Morgan Stanley & Co. Incorporated........................................................     950,000
PaineWebber Incorporated.................................................................     950,000
BT Alex. Brown Incorporated..............................................................     200,000
CIBC Oppenheimer Corp. ..................................................................     200,000
Donaldson, Lufkin & Jenrette Securities Corporation......................................     200,000
A.G. Edwards & Sons, Inc. ...............................................................     200,000
J.P. Morgan Securities Inc. .............................................................     200,000
Prudential Securities Incorporated.......................................................     200,000
Salomon Smith Barney Inc. ...............................................................     200,000
Schroder & Co. Inc. .....................................................................     200,000
Robert W. Baird & Co. Incorporated.......................................................     100,000
George K. Baum & Company.................................................................     100,000
J.C. Bradford & Co. .....................................................................     100,000
Dain Rauscher Wessels, a division of Dain Rauscher Incorporated..........................     100,000
Fahnestock & Co. Inc. ...................................................................     100,000
Janney Montgomery Scott Inc. ............................................................     100,000
Jefferies & Company Inc. ................................................................     100,000
Edward D. Jones & Co., L.P. .............................................................     100,000
Legg Mason Wood Walker, Incorporated.....................................................     100,000
McDonald Investments Inc., a KeyCorp Company.............................................     100,000
Morgan Keegan & Company, Inc.............................................................     100,000
Piper Jaffray Inc. ......................................................................     100,000
Pryor, McClendon, Counts & Co., Inc. ....................................................     100,000
Raymond James & Associates, Inc. ........................................................     100,000
The Robinson-Humphrey Company, LLC.......................................................     100,000
Sutro & Co. Incorporated.................................................................     100,000
Utendahl Capital Partners, L.P. .........................................................     100,000
Wheat First Securities, Inc. ............................................................     100,000
                                                                                           ----------
           Total.........................................................................   7,200,000
                                                                                           ----------
                                                                                           ----------

    We have also entered into an international purchase agreement with certain international managers outside the United States and Canada for whom Merrill Lynch International,

Goldman Sachs International, Morgan Stanley & Co. International Limited and PaineWebber International (U.K.) Ltd. are acting as lead managers. Subject to the terms and conditions set forth in the international purchase agreement, and concurrently with the sale of 7,200,000 shares of common stock to the U.S. underwriters pursuant to the U.S. purchase agreement, we have agreed to sell to the international managers, and the international managers severally have agreed to purchase from us, an aggregate of 800,000 shares of common stock. The initial public offering price per share and the total underwriting discount per share of common stock are identical under the U.S. purchase agreement and the international purchase agreement.

    In the U.S. purchase agreement and the international purchase agreement, the several U.S. underwriters and the several international managers, respectively, have agreed, subject to the terms and conditions set forth herein, to purchase all of the shares of common stock being sold pursuant to each such agreement if any of the shares of common stock being sold pursuant to each such agreement are purchased. Under certain circumstances, under the U.S. purchase agreement and the international purchase agreement, the commitments of non-defaulting U.S. underwriters and international managers (collectively referred to as the "underwriters") may be increased. The closings with respect to the sale of shares of common stock to be purchased by the U.S. underwriters and the international managers are conditioned upon one another.

    The U.S. representatives have advised us that the U.S. underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of $.57 per share of common stock. The U.S. underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share of common stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    We have granted options to the U.S. underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 1,080,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount. The U.S. underwriters may exercise these options solely to cover over-allotments, if any, made on the sale of the common stock offered hereby. To the extent that the U.S. underwriters exercise these options, each U.S. underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of common stock proportionate to such U.S. underwriter's initial amount reflected in the foregoing table. We also have granted options to the international managers, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 120,000 additional shares of common stock to cover over-allotments, if any, on terms similar to those granted to the U.S. underwriters.

    The following table shows the per share and total underwriting discounts and commissions to be paid by us to the U.S. underwriters and the international managers. This information is presented assuming either no exercise or full exercise by the U.S. underwriters and the international managers of their over-allotment options.

                                        PER SHARE   WITHOUT OPTION   WITH OPTION
                                        ----------  --------------  --------------
Public Offering Price.................  $  36.0625  $  288,500,000  $  331,775,000
Underwriting Discount.................       $.955      $7,640,000      $8,786,000
Proceeds, before expenses, to us......  $  35.1075  $  280,860,000  $  322,989,000

    The expenses of the offerings are estimated at $400,000 and are payable by us.

    The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

    We have agreed not to offer or sell any other shares of common stock or common stock equivalents for 90 days after the date of this prospectus supplement. Common stock equivalents include securities convertible into or exchangeable for common stock. During the 90-day period, we have also agreed not to sell to third parties any call option or other right to acquire common stock or common stock equivalents and not to purchase from third parties any put option or other right to sell common stock or common stock equivalents. In addition, we have agreed not to enter into any swap or other arrangement that transfers the economic consequences of ownership of common stock or common stock equivalents. There are some exceptions to these restrictions, including the issuance of common stock and options in connection with our employee and director investment plans and our dividend and interest reinvestment and stock purchase plans.

    The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Pursuant to the intersyndicate agreement, the U.S. underwriters and the international managers are permitted to sell shares of common stock to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the terms of the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares of common stock will not offer to sell or sell shares of common stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the international managers and any dealer to whom they sell shares of common stock will not offer to sell or sell shares of common stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the intersyndiate agreement.

    We have agreed to indemnify the U.S. underwriters and the international managers against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the U.S. underwriters and international managers may be required to make in respect thereof.

    Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the U.S.

representatives are permitted to engage in certain transactions that stabilize the price of the common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

    If the underwriters create a short position in the common stock in connection with the offerings, i.e., if they sell more shares of common stock than are set forth on the cover page of this prospectus supplement, the U.S. representatives may reduce that short position by purchasing common stock in the open market. The U.S. representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    The U.S. representatives may also impose a penalty bid on certain underwriters and selling group members. This means that if the U.S. representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offerings.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the common stock to the extent that it discourages resales of the common stock.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the U.S. representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    Some of the underwriters or their affiliates have provided investment or commercial banking services to us in the past and are likely to do so in the future. They receive customary fees and commissions for these services.

PROSPECTUS

                                     [LOGO]

                            ------------------------

                                  $800,000,000

                                DEBT SECURITIES
                                  COMMON STOCK
                               ------------------

   We will provide specific terms of these securities in supplements to this prospectus.
You should read this prospectus and any supplement carefully before you invest.

                            ------------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                   This Prospectus is dated November 17, 1998

                               TABLE OF CONTENTS

                                               PAGE
                                               -----
ABOUT THIS PROSPECTUS.....................           2
WHERE YOU CAN FIND MORE INFORMATION.......           2
THE COMPANY...............................           4
USE OF PROCEEDS...........................           4
RATIO OF EARNINGS TO FIXED CHARGES........           4

                                               PAGE
                                               -----
DESCRIPTION OF DEBT
  SECURITIES..............................           4
DESCRIPTION OF COMMON
  STOCK...................................           9
PLAN OF DISTRIBUTION......................          13
LEGAL OPINIONS............................          13
EXPERTS...................................          13

                            ------------------------

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission ("SEC") utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus (the "Securities") in one or more offerings up to a total dollar amount of $800,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. Our Internet address is http://www.utilicorp.com.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

    a.  Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

    b. Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 1998.

    c.  Current Report on Form 8-K dated March 16, 1998.

    d. The description of Common Stock contained in our Registration Statement on Form 8-B dated May 5, 1987 and the description of the Preference Stock Purchase Rights set forth in Registration Statement No. 333-14869.

    You may request a copy of these filings, at no cost, by telephoning or writing to us at the following address:

                               Investor Relations
                             UtiliCorp United Inc.
                              20 West Ninth Street
                          Kansas City, Missouri, 64105
                                  816-421-6600

    This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

                                  THE COMPANY

    UtiliCorp United Inc. is a multinational energy and energy services company headquartered in Kansas City, Missouri. Our executive offices are located at 20 West Ninth Street, Kansas City, Missouri 64105, and our telephone number is
(816) 421-6600.

                                USE OF PROCEEDS

    Unless otherwise set forth in a prospectus supplement, the net proceeds from the sale of the offered securities will be used for general corporate purposes including repayment of debt, construction and acquisitions. At September 30, 1998, we had outstanding short-term borrowings (excluding current maturities of long-term debt) of approximately $383.8 million with a weighted average interest rate of 5.89%.

                              RATIO OF EARNINGS TO
                                 FIXED CHARGES

    The ratio of earnings to fixed charges for each of the periods indicated is as follows:

             TWELVE MONTHS
                 ENDED                                  YEARS ENDED
             SEPTEMBER 30,                             DECEMBER 31,
           -----------------               ------------------------------------
                 1998            1997         1996         1995         1994         1993
           -----------------     -----        -----        -----        -----        -----
                    2.25            2.46         2.15         1.93         2.31         2.05

    The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purpose of these ratios, "earnings" is determined by adding pretax income to "fixed charges". For this purpose "fixed charges" consists of (1) interest on all indebtedness and amortization of debt discount and expense, (2) interest capitalized and (3) an interest factor attributable to rentals.

                         DESCRIPTION OF DEBT SECURITIES

    The following description of the terms of the Company's debt securities (the "Debt Securities") sets forth certain general terms and provisions. The particular terms of the Debt Securities offered by any prospectus supplement will be described therein. The Debt Securities will be issued under an Indenture, dated as of November 1, 1990, as supplemented (the "Indenture"), between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to or used herein, such sections or defined terms shall be incorporated herein by reference as part of the statements made.

GENERAL

    The Indenture does not limit the aggregate principal amount of the Debt Securities or of any particular series of Debt Securities which may be issued thereunder. The Indenture provides that Debt Securities may be issued from time to time in one or more series. (Section 301). The Debt Securities will be unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company

    Reference is made to the prospectus supplement relating to the particular series of Debt Securities offered thereby for the following terms or additional provisions of such Debt Securities: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt

Securities; (3) the price (expressed as a percentage of the aggregate principal amount thereof) at which such Debt Securities will be issued; (4) the date or dates on which such Debt Securities will mature; (5) the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest, if any, or the method by which such rate or rates, if any, will be determined; (6) the date from which such interest, if any, on such Debt Securities will accrue, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence, the record dates for any interest payment dates and the person, if different than the registered holder as of the record date, to whom any interest shall be payable; (7) the dates, if any, on which and the price or prices at which such Debt Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund provisions, be redeemed by the Company, and the other detailed terms and provisions of such sinking funds; (8) the date, if any, after which and the price or prices at which such Debt Securities may, pursuant to any optional redemption provisions, be redeemed at the option of the Company or of the Holder thereof and the other detailed terms and provisions of such optional redemptions; (9) any additional restrictive covenants included solely for the benefit of such Debt Securities; (10) any additional Events of Default provided solely with respect to such Debt Securities; (11) the currency or currencies in which the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable; (12) the index, if any, with reference to which the amount of principal of (and premium, if any) or interest, if any, on such Debt Securities will be determined; (13) whether a Global Security is to be issued with respect to such Debt Securities, the name of the Depository for such Global Security and the terms, if any, upon which interests in the Global Security may be exchanged for such definitive Debt Securities; and
(14) any additional terms of such Debt Securities.

    Unless otherwise provided in the prospectus supplement relating thereto, principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable, and the transfer or exchange of the Debt Securities will be registrable, at the office or agency maintained by the Company for that purpose in New York, New York, provided that, at the option of the Company interest may be paid by check mailed to the address of the Person entitled thereto as it appears on the Security Register. (Sections 301, 305 and 1002).

    Unless otherwise indicated in the prospectus supplement relating thereto, the Debt Securities will be issued only in registered form without coupons and in denominations of $1,000 and integral multiples thereof. (Section 302). No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305).

    Debt Securities may be issued as Original Issue Discount Securities to be sold at a substantial discount below their principal amount. Special Federal income tax, accounting and other considerations applicable thereto will be described in the prospectus supplement relating thereto. "Original Issue Discount Security" means any security which provides for the declaration of acceleration of the maturity of an amount less than the principal amount thereof upon the occurrence and continuance of an Event of Default. (Section 101).

EVENTS OF DEFAULT

    An Event of Default is defined in the Indenture, with respect to Debt Securities of any series, as: (a) a default in the payment of principal of (or premium, if any, on) any Debt Security at its Maturity; (b) a default in the payment of any interest on any Debt Security when due, continued for 30 days;
(c) a default in the payment of any sinking fund installment, when and as due;
(d) failure by the Company for 60 days after due notice in performance of any other of the covenants or warranties in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of a series of Debt Securities other than that series); (e) a default under any indebtedness for money borrowed by the Company resulting in such indebtedness in an aggregate principal amount exceeding $5,000,000 becoming due prior to maturity, without such acceleration having been rescinded within 10 days after due notice of such default as provided in the Indenture; (f) certain events of bankruptcy, insolvency or reorganization of the Company; and (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501).

    The Indenture provides that, if any Event of Default with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may, by notice as provided in the Indenture, declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of (or premium, if any) or interest, if any, on the Debt Securities of that series and certain other specified defaults) may be waived by the Holders of a majority in principal amount of the Outstanding Debt Securities of that series on behalf of the Holders of all Debt Securities of that series. (Sections 502 and 513).

    Reference is made to the prospectus supplement relating to each series of Outstanding Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

    The Indenture provides that the Trustee will, within 90 days after the occurrence of a default with respect to Debt Securities of any series at the time Outstanding, give to the Holders of the Outstanding Debt Securities of that series notice of such default known to it if uncured or not waived, provided, that, except in the case of default in the payment of principal of (or premium, if any) or interest, if any, on any Debt Security of that series, or in the payment of any sinking fund installment which is provided, the Trustee will be protected in withholding such notice if the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of the Outstanding Debt Securities of such series; and, provided further, that such notice shall not be given until 30 days after the occurrence of a default with respect to Outstanding Debt Securities of any series in the performance of a covenant in the Indenture other than for the payment of the principal of (or premium, if any) or interest, if any, on any Debt Security of such series or the deposit of any sinking fund installment with respect to the Debt Securities of such series. The term default with respect to any series of Outstanding Debt Securities for the purpose only of this provision means the happening of any of the Events of Default specified in the Indenture and relating to such series of Outstanding Debt Securities, excluding any grace periods and irrespective of any notice requirements. (Section 602).

    The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the Holders of any series of Outstanding Debt Securities before proceeding to exercise any right or power under the Indenture at the request of the Holders of such series of Debt Securities. (Section 603). The Indenture provides that the Holders of a majority in principal amount of Outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or other power conferred on the Trustee, provided that the Trustee may decline to act if such direction is contrary to law or the Indenture. (Section 512).

    The Indenture includes a covenant that the Company will file annually with the Trustee a certificate of no default, or specifying any default that exists. (Section 1007).

DEFEASANCE

    The Indenture provides that the Company, at its option, (a) will be discharged from any and all obligations with respect to the Debt Securities (except for certain obligations which include registering the transfer or exchange of the Debt Securities, replacing stolen, lost or mutilated Debt Securities, maintaining paying agencies and holding monies for payment in trust) or (b) need not comply with certain restrictive covenants of the Indenture, upon the deposit with the Trustee (and in the case of a discharge, 91 days after such deposit), in trust, of money, or U.S. Government Obligations, or a combination thereof, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal of and interest on the Debt Securities on the date such payments are due in accordance with the terms of the Debt Securities to their stated maturities or to and including a redemption date which has been irrevocably designated by the Company for redemption of the Debt Securities. To exercise any such option, the Company is required to meet certain conditions, including delivering to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the Holders of the Debt Securities to recognize income, gain or loss for federal income tax purposes. (Sections 403 and 1008).

MODIFICATION OF THE INDENTURE

    The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than 66 2/3% in principal amount of each series of Outstanding Debt Securities affected thereby (voting as a class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the Holders of Outstanding Debt Securities of such series, except that no such supplemental indenture may (a) change the Stated Maturity of any Debt Security,
(b) reduce the principal amount of, or the rate of interest or any premium on, any Debt Security, (c) change the place or currency of payment on any Debt Security, (d) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity thereof, (e) reduce the above-stated percentage of Outstanding Debt Securities necessary to modify or amend the

Indenture, or (f) reduce the percentage of aggregate principal amount of Outstanding Debt Securities necessary for waiver of compliance with certain provisions of the Indenture or for the waiver of certain covenants and defaults. (Section 902).

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Indenture contains a provision permitting the Company, without the consent of the Holders of any of the Outstanding Debt Securities under the Indenture, to consolidate with or merge into any other corporation or transfer or lease its assets substantially as an entirety to any Person or to acquire or lease the assets of any Person substantially as an entirety or to permit any corporation to merge into the Company, provided that: (i) the successor is a corporation organized under the laws of any domestic jurisdiction; (ii) the successor corporation, if other than the Company, assumes the Company's obligations on the Debt Securities and under the Indenture; and (iii) after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing. (Section 801).

    Certain of the covenants described above would not necessarily afford the Holders protection in the event of a highly leveraged transaction involving the Company, such as a leveraged buyout. However, issuance of long-term debt by the Company requires regulatory approval.

OUTSTANDING DEBT SECURITIES

    The Indenture provides that, in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver under the Indenture, (i) the portion of the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding for such purposes shall be that portion of the principal amount thereof that could be declared to be due and payable upon the occurrence of an Event of Default and the continuation thereof pursuant to the terms of such Original Issue Discount Security as of the date of such determination, and (ii) Debt Securities owned by the Company or any of its Affiliates shall not be deemed to be Outstanding. (Section 101).

REGARDING THE TRUSTEE

    The Company has a bank line of credit with the Trustee and maintains depository and other banking relationships with the Trustee.

                          DESCRIPTION OF COMMON STOCK

    The following description of the terms of the Common Stock sets forth general terms and provisions of the Company's Common Stock and does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Incorporation of the Company, as amended (the "Certificate of Incorporation"), and the Company's Michigan Gas Utilities Indenture, dated as of July 1, 1951, as amended and supplemented (the "MGU Indenture"), securing the first mortgage bonds issued by Michigan Gas Utilities Company under the MGU Indenture and assumed by the Company in connection with its acquisition of Michigan Gas Utilities Company.

    The total number of shares of capital stock which the Company has authority to issue is 230,000,000 shares, consisting of 200,000,000 shares of Common Stock, par value $1 per share (the "Common Stock"), 10,000,000 shares of Preference Stock, without par value (the "Preferrence Stock"), and 20,000,000 shares of Class A Common Stock, par value $1 per share (the "Class A Common Stock").

DIVIDEND RIGHTS AND LIMITATIONS

    Subject to the limitations referred to below, dividends may be declared on the Common Stock out of funds legally available therefor.

    Cash dividends on and acquisition of the Company's capital stock are restricted by provisions of the Company's MGU Indenture. Under the most restrictive of these provisions, the Company may not declare or pay any dividend (other than a dividend payable in shares of its capital stock), whether in cash or in stock or otherwise acquire any shares of any class of its capital stock if, after giving effect thereto, the sum of (i) the aggregate amount of all dividends declared and all other distributions made (other than dividends declared or distributions made in shares of its capital stock) on shares of its capital stock, of any class, subsequent to December 31, 1984, plus (ii) the excess, if any, of the amount applied to or set apart for the purchase or other acquisition of any shares of its capital stock, of any class, subsequent to December 31, 1984, over such amounts as shall have been received by the Company as the net cash proceeds of sales of shares of its capital stock, of any class, subsequent to December 31, 1984, would exceed the sum of the net income of the Company since January 1, 1985, plus $50 million. In addition, the Company may not declare such dividends unless it maintains a tangible net worth of at least $250 million and the aggregate principal amount of its outstanding indebtedness does not exceed 70% of its capitalization. None of the Company's retained earnings was restricted as to payment of cash dividends on its capital stock as of September 30, 1998.

VOTING RIGHTS

    The holders of Common Stock are entitled to one vote for each share held of record. The Board of Directors is divided into three classes and each year one class is elected to serve a three-year term. Holders of Common Stock are not entitled to the benefits of cummulative voting in the election of directors.

    The consent of the holders of either a majority or two-thirds of the outstanding shares of Preference Stock (depending on the matter) is required to effect such matters as the creation or authorization of any stock ranking prior thereto or on a parity therewith, the creation of authorization of any securities convertible into shares of stock ranking prior thereto or on a parity therewith, or any increase in the total authorized amount of Preference Stock or of any class of stock ranking prior thereto or on a parity therewith.

CHANGE IN CONTROL AND BUSINESS TRANSACTION PROVISIONS

    The Certificate of Incorporation (i) provides for the classification of directors, with three-year staggered terms, and a requirement of an affirmative vote of 80% of the outstanding shares of Common Stock to remove the entire Board of Directors; (ii) requires an affirmative vote of 80% of the outstanding shares of Common Stock (or the approval of two-thirds of the directors) to change the provisions of the Bylaws relating to the classified Board of Directors; and
(iii) requires the affirmative vote of 80% of the outstanding shares of Common Stock to approve certain Business Transactions (as defined therein) with a Related Person (defined below), unless approved by a majority vote of the Continuing Directors (as defined therein) or unless a certain minimum price requirement is met. Such provisions may have significant effects on the ability of stockholders of the Company to change the composition of an incumbent Board of Directors or to benefit from certain transactions, which are opposed by an incumbent Board of Directors.

    The term "Related Person" is defined in the Certificate of Incorporation to include a security holder who owns 20% or more of the outstanding shares of the Common Stock. The above provisions dealing with Business Transactions involving the Company and a Related Person may discriminate against a security holder who becomes a Related Person by reason of ownership of such amount of Common Stock.

CLASS A COMMON STOCK AND PREFERENCE STOCK

    The Board of Directors, without further action by the stockholders, may issue one or more series of Class A Common Stock or Preference Stock from time to time which may have terms more favorable than the Common Stock including preferential dividend, liquidation, redemption and voting rights. The Company may use the Class A Common Stock and the Preference Stock as an anti-takeover device since the Class A Common Stock and the Preference Stock may be issued with "super voting" rights and placed in the control of parties friendly to the current management, thus prolonging management's control of the Company. The New York Stock Exchange has in effect a rule which restricts the ability of the Company to issue Class A Common Stock and Preference Stock with such super voting rights. There are no shares of Class A Common Stock or Preference Stock issued or outstanding on the date hereof and the Company has no present intention of issuing such shares.

SHAREHOLDER RIGHTS PLAN

    The Company has adopted, a Shareholder Rights Plan pursuant to which holders of Common Stock outstanding on December 31, 1996 or issued thereafter have been granted one preference share purchase right (a "Right") attributable to each share of Common Stock. The following description of the Rights is not intended to be complete and is qualified in its entirety by reference to the Rights Agreement between the Company and First Chicago Trust Company of New York incorporated by reference in this prospectus (the "Rights Agreement"). Certain of the capitalized terms used in the following description have the meanings set forth in the Rights Agreement.

    Each Right, when it becomes exercisable, as described below, will entitle the registered holder to purchase one one-thousandth (1/1000(th)) of a share of Series A Participating Cumulative Preference Stock of the Company, no par value (the "Preference Stock"), at a purchase price of $115, subject to certain adjustments and other specified conditions. Initially, the Rights will be evidenced by the certificates of Common Stock of the Company, registered in the names of the holders thereof and will be transferred with and only with the Common Stock.

    The Rights become exercisable upon the occurrence of a Distribution Date, which is defined in the Rights Agreement as the earlier of (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution) after the date on which any Person commences a tender or exchange offer which, if consummated, would result in such Person's acquiring beneficial ownership of more than 15% of the outstanding Common Stock (such Person being called an "Acquiring Person"), and (ii) the tenth business day after the first date of public announcement by the Company that a Person has become an Acquiring Person (the "Flip-in Date") or such other date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Flip-in Date. The definition of "Acquiring Person" excludes certain persons, including certain persons which inadvertently acquire beneficial ownership of more than 15% of the outstanding Common Stock provided that such Person promptly agrees to divest and does promptly divest sufficient shares of Common Stock to reduce such Person's percentage of beneficial ownership below 15%.

    In the event that a Flip-in Date occurs, each Right (other than Rights beneficially owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company that number of shares of Common Stock of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the date of the public announcement of an Acquiring Person's becoming such that gave rise to the Flip-in Date, equal to twice the Purchase Price for an amount in cash equal to the then current Purchase Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) of the then outstanding Rights (other than Rights beneficially owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights have become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the Distribution Date (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right (other than Rights beneficially owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights have become void) will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

    Whenever the Company shall become obligated under the preceding paragraph to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Preference Stock, at a ratio of one one-thousandth (1/1000th) of a share of Preference Stock for each share of Common Stock so issuable.

    In the event that the Company is acquired in a merger or other similar business combination entered into while the Acquiring Person is in control of the Board of Directors of the Company or 50% or more of the Company's assets or assets representing 50% or more of the Company's operating income or cash flow are transferred to an Acquiring Person or affiliate thereof, the Company shall take such action as necessary to ensure that the Rights will "flip-over" and entitle each holder of a Right to purchase capital stock of the acquiring corporation having a market value equal to twice the purchase price of the Preference Stock otherwise purchasable pursuant to a Right.

    At any time prior to the earlier of a Flip-in Date and the tenth anniversary of the Rights Agreement, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Under certain circumstances the Rights Plan may be amended from time to time by the Board of Directors of the Company without approval of the Company's stockholders.

    After the first date of public announcement by the Company that there is an Acquiring Person and prior to the time that an Acquiring Person becomes the beneficial owner of more than 50% of the outstanding shares of Common Stock, the Board of Directors of the Company may elect to exchange each Right (other than Rights owned by the Acquiring Person) for shares of Common Stock of the Company at an exchange ratio of one share of Common Stock per Right.

    The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company without Board approval. The Rights will not interfere with any merger or other business combination with a third party approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to a Flip-in Date, redeem all but not less than all of the then outstanding Rights as described above.

MISCELLANEOUS

    The outstanding Common Stock of the Company is, and the Common Stock, which may be offered from time to time, when issued and paid for will be, fully paid and non-assessable. Holders of Common Stock do not have any preemptive rights. On liquidation, after payment of the liquidation preferences of the Class A Common Stock and the Preference Stock, if any, the holders of the Common Stock will be entitled to receive all amounts remaining for distribution to stockholders.

    The Co-Transfer Agents for the Common Stock are First Chicago Trust Company of New York, New York, UMB Bank, N.A., Kansas City, Missouri and The R-M Trust Company, Toronto, Ontario, Canada. The Registrar for the Common Stock is First Chicago Trust Company of New York, New York, New York.

    The outstanding Common Stock of the Company is, and the shares of Common Stock, which may be offered from time to time, will be, unless otherwise provided in a prospectus supplement, listed on the New York, Pacific and Toronto Stock Exchanges.

                              PLAN OF DISTRIBUTION

    We may sell the Securities: (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

BY AGENTS

    Securities may be sold through agents designated by us. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

BY UNDERWRITERS

    If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own accounts. The underwriters may resell the Securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the Securities will be subject to certain conditions. The underwriters will be obligated to purchase all the Securities of the series offered if any of the Securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

DIRECT SALES

    Securities may also be sold directly by us. In this case, no underwriters or agents would be involved.

    This prospectus may also be used by persons who purchase Securities directly from us and who wish to offer and sell those Securities, on terms then available, in transactions in which they may be deemed underwriters within the meaning of the Securities Act of 1933 (the "Act").

GENERAL INFORMATION

    Underwriters, dealers and agents that participate in the distribution of the Securities may be underwriters as defined in the Act, and any discounts or commissions received by them from us and any profit on the resale of the Securities by them may be treated as underwriting discounts and commissions under the Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

    We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

    Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

                                 LEGAL OPINIONS

    The legality of the Securities will be passed upon for the Company by Blackwell Sanders Peper Martin LLP, Two Pershing Square, 2300 Main Street, Kansas City, Missouri 64108, and for the Underwriters by Milbank, Tweed, Hadley & McCloy, 1 Chase Manhattan Plaza, New York, New York 10005. Milbank, Tweed, Hadley & McCloy from time to time provides legal services to the Company.

                                    EXPERTS

    The consolidated financial statements and schedules included in the Company's Annual Report on Form 10-K for the years ended December 31, 1997, 1996 and 1995, which are incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

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    WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY
INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT OFFER TO SELL ANY SHARES IN ANY JURISDICTION WHERE IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS CURRENT AS OF THE DATES ON THE FRONT OF THOSE DOCUMENTS.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

                             PROSPECTUS SUPPLEMENT
Offering Summary..........................................................   S-5
Forward-Looking Statements................................................   S-6
The Company...............................................................   S-7
Recent Developments.......................................................  S-15
Use of Proceeds...........................................................  S-16
Price Range of Common Stock and Dividends.................................  S-17
Capitalization............................................................  S-18
Selected Financial Information............................................  S-19
Certain United States Tax Considerations for Non-United States Holders....  S-21
Underwriting..............................................................  S-24

                                   PROSPECTUS

About This Prospectus.....................................................     2
Where You Can Find More Information.......................................     2
The Company...............................................................     4
Use of Proceeds...........................................................     4
Ratio of Earnings to Fixed Charges........................................     4
Description of Debt Securities............................................     4
Description of Common Stock...............................................     9
Plan of Distribution......................................................    13
Legal Opinions............................................................    13
Experts...................................................................    13

                                8,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                         ------------------------------

                             PROSPECTUS SUPPLEMENT

                         ------------------------------

                              MERRILL LYNCH & CO.

                              GOLDMAN, SACHS & CO.

                           MORGAN STANLEY DEAN WITTER

                            PAINEWEBBER INCORPORATED

                               DECEMBER 10, 1998

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